Mail Stop 6010

July 23, 2007

Vickie Capps
Executive Vice President, Chief Financial Officer and Treasurer
DJO Incorporated
1430 Decision Street
Vista, California 92081

      Re: DJO Incorporated
              Form 10-K for the fiscal year ended December 31, 2006
              Filed March 1, 2007
              File No. 001-16757

Dear Ms. Capps:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Martin F. James
                      Senior Assistant Chief Accountant